

Mail Stop 4720

March 2, 2017

<u>Via E-mail</u>
Tushar Morzaria
Group Finance Director
Barclays PLC
Barclays Bank PLC
1 Churchill Place
London E14 5HP
United Kingdom

> **Re:** **Barclays PLC**
> **Barclays Bank PLC**
> **Forms 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed March 1, 2016**
> **File Nos. 001-09246 and 001-10257**

Dear Mr. Morzaria:

   We have completed our review of your filings.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> /s/ Stephanie L. Sullivan
>
> Stephanie L. Sullivan
> Senior Technical and Policy Advisor
> Office of Financial Services